Exhibit 99.29

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

PRESS RELEASE

CROSS-BORDER MERGER BY ABSORPTION OF MEDIASET S.P.A. AND MEDIASET ESPAÑA
COMUNICACIÓN S.A. WITH AND INTO MEDIASET INVESTMENT N.V. — RESULTS UPON
EXPIRATION OF THE PERIOD TO REQUEST FOR INITIAL ALLOTMENT OF SPECIAL VOTING
SHARES A

With respect to the envisaged cross-border merger by absorption of Mediaset S.p.A. (Mediaset) and Mediaset España Comunicación, S.A. (Mediaset España) with and into Mediaset Investment N.V. (the Merger), a Dutch wholly-owned subsidiary of Mediaset which will, upon effectiveness of the Merger, be renamed “MFE — MEDIAFOREUROPE N.V.” (MFE), Mediaset communicates that, during the period started on 15 July 2019 and ended on 26 August 2019, the initial allotment of Special Voting Shares A in MFE has been requested with respect to 881,327,310 Mediaset shares (equal to 74.61% of the share capital) and to 7,201,399 Mediaset España shares (equal to 2.20% of the share capital).

Additional information for shareholders

The following table shows an estimation of the shareholdings of major shareholders of MFE, as well as the related percentage of voting rights, following the effective date of the Merger as well as the percentage of voting rights following the initial allocation date of Special Voting Shares A (i.e., the thirtieth calendar day after the effective date of the Merger), calculated on the assumption that all the requested Special Voting Shares A (as indicated above), are issued by MFE on the initial allocation date and are allotted to requesting shareholders.

The calculation is based on the proposed exchange ratios of the Merger, and assumes that shareholdings in the share capital of Mediaset or, as the case may be, of Mediaset España (and, upon effectiveness of the Merger, in the share capital of MFE) remain unaltered; conclusively, it assumes the cancellation (i) of Mediaset and Mediaset España treasury shares and (ii) of any shares currently held by Mediaset in Mediaset España, as well as the holding by MFE of No. 5,000,000 treasury shares. Nevertheless, the data indicated below remain subject to the effects of the potential exercise of the withdrawal rights by shareholders of Mediaset and Mediaset España in accordance with Italian and Spanish law, respectively.

It is hereby recalled that the registration in the Loyalty Register, as well as the issuance and allocation of Special Voting Shares A, will be subject to compliance with Dutch law, the articles of association of MFE and the terms and conditions applicable to the Special Voting Shares (including the applicable provisions related to the allocation thereof).

Information regarding the terms and conditions for the initial allocation of Special Voting Shares A can be found in the “Terms and Conditions for Special Voting Shares”, in the “Terms and Conditions for the initial allocation of Special Voting Shares A”, as well as in the the documentation relating to the Merger, available for Mediaset shareholders on the website www.mediaset.it (section Corporate/Governance/Shareholders’ Meeting).

Shareholder	% of MFE issued share capital	% voting rights upon effectiveness of the Merger	% voting rights on the initial allocation date of Special Voting Shares A

Fininvest S.p.A.	35.31%	35.43%	47.88%
Simon Fiduciaria S.p.A.	15.34%	15.39%	20.81%
Vivendi S.A.(*)	7.68%	7.71%	10.42%
MFE — MEDIAFOREUROPE N.V. (treasury shares)	0.34%	—	—

(*)Vivendi S.A. (announcement dated 12 April 2018, as required by Article 120 of the TUF), in compliance with the Italian Media Authority Decision No. 178/17/CONS, signed a consulting agreement with Simon Fiduciaria S.p.A. and its sole shareholder Ersel SIM S.p.A., relating to the exercise of voting rights over the shares held by the fiduciary company according to the instructions given by Ersel SIM, through its Chairman. Vivendi S.A. has kept its right to instruct the fiduciary company on the exercise of voting rights at the shareholders’ meeting of Mediaset S.p.A. on matters for which the shareholders who did not take part in the decision are authorised to exercise their right of withdrawal.

THIS PRESS RELEASE AND ANY INFORMATION CONTAINED HEREIN SHALL NOT BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN OR INTO ANY JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW.

Furthermore, the following table shows the shareholdings of major shareholders of Mediaset as well as the related percentage of voting rights as at the date hereof, based on the information currently available, as well as an estimation of the voting rights to which they will be entitled at the end of the vesting period to qualify for the enhanced voting mechanism (voto maggiorato), as determined on the basis of the applications for registration received up to the date hereof and the information currently available, in accordance with Article 7 of the articles of association of Mediaset, as amended by means of the resolution adopted by the extraordinary meeting of shareholders of Mediaset held on 18 April 2019.

The calculation assumes Mediaset holding the No. 44,071,568 treasury shares currently held.

			% voting rights at the end of
Shareholder	% of Mediaset issued share capital	% voting rights as at the date hereof	the vesting period to qualify for the enhanced voting mechanism
Fininvest S.p.A.	44.18%	45.89%	52.19%
Simon Fiduciaria S.p.A.(*)	19.19%	19.94%	22.67%
Vivendi S.A.(*) (**)	9.61%	9.98%	11.36%
Mediaset (treasury shares)	3.73%	—	—

(*) Registration has been made on a provisional basis and remains subject to the outcome of the lawsuit filed by Vivendi S.A. and Simon Fiduciaria S.p.A.

(**)Vivendi S.A. (announcement dated 12 April 2018, as required by Article 120 of the TUF), in compliance with the Italian Media Authority Decision No. 178/17/CONS, signed a consulting agreement with Simon Fiduciaria S.p.A. and its sole shareholder Ersel SIM S.p.A., relating to the exercise of voting rights over the shares held by the fiduciary company according to the instructions given by Ersel SIM, through its Chairman. Vivendi S.A. has kept its right to instruct the fiduciary company on the exercise of voting rights at the shareholders’ meeting of Mediaset S.p.A. on matters for which the shareholders who did not take part in the decision are authorised to exercise their right of withdrawal.

Cologno Monzese, 28 August 2019

Mediaset

Department of Communications and Media Relations

Tel. +39 02 2514.9301

Fax +39 02 2514.9271

e-mail: direzionecomunicazione@mediaset.it

www.mediaset.it/corporate/

Investor Relations Department

Tel. +022514.7008

Fax +39 022514.8535

e-mail: investor.relations@mediaset.it

http://www.mediaset.it/investor

* * *

US investors disclaimer

This transaction is made for the securities of a foreign company. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the transaction, such as in open market or privately negotiated purchases.